

Mail Stop 4631

March 9, 2016

Via E-Mail
J. Warren Huff
Chief Executive Officer
Reata Pharmaceuticals, Inc.
2801 Gateway Drive, Suite 150
Irving, TX 75063

> **Re: Reata Pharmaceuticals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Response dated February 25, 2016**
> **File No. 333-208843**

Dear Mr. Huff:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2016 letter.

Notes to Consolidated Financial Statements

12. Related-Party Transactions, page F-24

1. We acknowledge your response to comment one in our letter dated February 22, 2016. It is unclear why you have not addressed the applicability of ASC 505-50, Equity Based Payments to Non Employees to your restricted common stock sale to a Board Member. Please provide us with this analysis. If you conclude that ASC 505-50 is not applicable, provide us a comprehensive accounting analysis including reference to the specific paragraphs within the authoritative literature you relied upon to substantiate your accounting and address the following:

   - It is unclear from your response how the promissory note qualified for part recourse accounting. Describe the factors you considered when making this determination including your consideration of whether the Company's recourse rights were substantive.

- If you conclude that your original accounting was appropriate, tell us whether and how you re-evaluated the original accounting at the time of the forgiveness. Specifically address how you considered whether there was an intention to forgive the recourse portion of the note when it was originally issued.

- For the nonrecourse portion of the note that was accounted for similarly to an option grant, clarify whether the corresponding credit was to APIC or a liability.

- Revise your stock based compensation and common stock valuation discussions in your MD&A to address the October 19, 2015 loan forgiveness and related valuation of your common stock.

2. In addition to the above, you indicate in your response that in May 2011, the Company sold 150,000 shares of restricted common stock to Dr. Stone at a price of $6.02. This is inconsistent with the information disclosed on page 142 of your filing where you indicate that Mr. Stone purchased 34,000 common shares for $26.49/share. Please revise for consistency.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3636 or, in her absence, Sharon Blume, Accounting Branch Chief at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

CC: Via E-Mail
        Robert Kimball, Esq.